UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from
Commission file number: 1-36313

TIMKENSTEEL CORPORATION
VOLUNTARY INVESTMENT
PENSION PLAN
(Full title of the Plan)

TIMKENSTEEL CORPORATION
1835 Dueber Avenue SW, Canton, OH 44706
(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

TimkenSteel Corporation Voluntary Investment Pension Plan
Financial Statements and Supplemental Schedule
December 31, 2017 and 2016, and Year Ended December 31, 2017

PAGE
Reports of Independent Registered Public Accounting Firms	1
Financial Statements:
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7
Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	19

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm
Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants and the Administrative Committee of the TimkenSteel Corporation Voluntary Investment Pension Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the TimkenSteel Corporation Voluntary Investment Pension Plan or (“Plan”) as of December 31, 2017 and the related statement of changes in net assets available for benefits for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

Meaden & Moore. Ltd.

We have served as the Plan’s auditor since 2018

Cleveland, Ohio
June 22, 2018

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
TimkenSteel Corporation Voluntary Investment Pension Plan
Canton, Ohio

We have audited the accompanying statements of net assets available for benefits of the TimkenSteel Corporation Voluntary Investment Pension Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at year end) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Cleveland, Ohio
June 28, 2017

TimkenSteel Corporation Voluntary Investment Pension Plan
Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets:
Investments, at fair value:
Interest in The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	$147,857,394	$133,317,992
Receivables:
Notes receivable from participants	3,162,137	3,529,436
Total receivables	3,162,137	3,529,436

Net assets available for benefits	$151,019,531	$136,847,428
See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Voluntary Investment Pension Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

Additions:
Interest income from notes receivable from participants	$149,974
Investment gain:
Net investment gain from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	18,714,244
Contributions:
Participants	5,665,472
Participant rollovers	60,443
Total contributions	5,725,915
Total additions	24,590,133

Deductions:
Benefits paid directly to participants	10,411,141
Administrative expenses	6,889
Total deductions	10,418,030

Net increase	14,172,103

Net assets available for benefits:
Beginning of year	136,847,428
End of year	$151,019,531
See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements
December 31, 2017 and 2016, and Year Ended December 31, 2017
1. Description of the Plan
The following description of the TimkenSteel Corporation Voluntary Investment Pension Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan was established effective June 30, 2014 in connection with the spinoff (spinoff) of TimkenSteel Corporation (the Company) from The Timken Company (Timken). In the spinoff, Timken transferred certain assets and liabilities relating to TimkenSteel Corporation employees and retirees to the Plan. Great West Trust Company, LLC is the trustee of the Plan (Trustee). The assets of the Plan are held in the Master Trust Agreement of the TimkenSteel Corporation Defined Contribution Plan (The Master Trust), which was established for the investment of assets of the Plan and the two other defined contribution plans sponsored by the Company. The Plan is subject to certain terms and conditions set forth in the CBA with the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, passed December 2017 effective until September 27, 2021 (the Union).
General
The Plan is a defined contribution plan covering all full-time hourly employees of TimkenSteel Corporation (the Company and Plan Administrator) who are represented by the Union. Employees of the Company become eligible to participate in the Plan beginning the first month following completion of a 120 working day probationary period, provided that health care benefits have become effective. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Under the provisions of the Plan, participants may contribute any whole percentage of their gross earnings, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, except Roth rollovers. Upon enrollment, a participant may direct their contribution in 1% increments to any of the Plan’s fund options. The Company makes no matching or other contributions (See subsequent event footnote 8). Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunication system and through the Internet.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on account balances (as defined in the Plan). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

Vesting
Participants vest immediately in all contributions plus actual earnings thereon.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed four years. The loans are secured by the balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate the month the loan was granted, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions or direct payments from participants.
Payment of Benefits
Upon termination of service, a participant may receive a lump-sum amount equal to the balance of their account or elect to receive installment payments of their assets over a period of time not to exceed their life expectancy, or transfer their account balance to another qualified plan. If a participant’s account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70½ after which time the lump-sum or installment distribution options would apply. Participants having a vested account balance less than $1,000 receive a lump-sum amount equal to their vested account balance.
Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS.
Plan Transfers
Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company, may be eligible to transfer account balances between plans. Transfers between the plans are subject to approval by the Plan Administrator.
Plan Termination
The Plan shall continue in full force and effect until January 1, 2022, and for yearly periods thereafter unless either the Company or the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union shall notify the other party in writing within 60 days before the termination date of the 401(k) Agreement that they desire to terminate the agreement.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

The Plan may generally be amended by mutual consent of the Company and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account. Participants may elect to have dividends in TimkenSteel Corporation ESOP Stock Fund distributed to them in cash rather than automatically reinvested in TimkenSteel common shares.
2. Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Investment Committee determines the Plan's valuation policies. See Note 4 for discussion of fair value measurements.
The Plan's Trustee maintains common collective trust funds and a collective investment trust of common shares of TimkenSteel Corporation and a collective investment trust of common shares of the Timken Company, in which the Company’s defined contribution plans participate on a unit basis. Participation units in TimkenSteel Corporation ESOP Stock Fund and Timken Company Stock Fund are valued at net asset value.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when received. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

Expenses
Certain expenses of maintaining the Plan are paid by the Company and are therefore excluded from these financial statements. Investment-related expenses are included in net investment gain from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans. Fees for the administration of notes receivable from participants are included in administrative expenses and charged directly to the participant's account.
Notes Receivable from Participants
Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on participants' notes receivable is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.
New Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting. The amendments in this update require that a Plan’s interest in a master trust and any change in that interest be presented in a separate line item in the statement of net assets and in the statement of net assets available for plan benefits. The amendments in the ASU also require all plans to disclose (1) their master trust’s other asset and liability balances and (2) the dollar amount of the plan’s interest in each of those balances. The amendments in the ASU are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Plan is currently evaluating the impact on the net assets available for plan benefits.
Evaluation of Subsequent Events
The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2017, through the date the financial statements were available to be issued, for possible recognition or disclosure in those financial statements.  Based on this evaluation, other than as recorded or disclosed within the financial statements and related notes, the Plan has determined that other than items disclosed in footnote 8, there were no additional events that were required to be recognized or disclosed.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

3. Investments
The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.
Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.
The following table presents the fair values of investments in the Master Trust as of December 31, 2017 and 2016:

	2017	2016
Investments, at Fair Value:
Company ESOP Fund and Timken Company Stock Fund	$72,432,617	$77,822,014
Registered Investment Companies	192,055,516	153,708,668
Common Collective Trust Funds	182,890,867	167,924,807

Net Assets of Master Trust	$447,379,000	$399,455,489

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

The following table presents changes in net assets in the Master Trust as of December 31, 2017:

Additions:
Investment gain:
Net investment gain from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	$63,327,158
Contributions:
Participants	13,674,848
TimkenSteel Corporation	5,200,231
Participant rollovers	833,876
Total contributions	19,708,955
Total additions	83,036,113

Deductions:
Benefits paid directly to participants	34,971,324
Administrative expenses	141,278
Total deductions	35,112,602

Net Increase	47,923,511

Net assets available for benefits:
Beginning of year	399,455,489
End of year	$447,379,000
The net investment gain of the Master Trust for the year ended December 31, 2017, is summarized as follows:

Net appreciation in fair value of investments	$55,641,383
Interest and dividend income	7,685,775
Investment gain before expenses	63,327,158
Investment manager and administrative expenses	(141,278)
Total	$63,185,880

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

The Plan’s ownership percentage in the Master Trust as of December 31, 2017 and 2016 was 33.05% and 33.37%, respectively. The following table provides the investment percentage specific to the Plan’s ownership percentage in the Master Trust as of December 31, 2017 and 2016, respectively.

	2017	2016
Investment Program
American Funds EuroPacific Growth - R6	15.2%	16.1%
American Funds Washington Mutual - R6	27.0%	28.6%
American Beacon Small Cap Value - Inst	30.0%	31.0%
Vanguard Target Retirement Income Fund	28.8%	18.3%
Vanguard Target Retirement Fund 2015	29.8%	29.5%
Vanguard Target Retirement Fund 2020	34.7%	42.5%
Vanguard Target Retirement Fund 2025	29.1%	29.8%
Vanguard Target Retirement Fund 2030	19.4%	21.9%
Vanguard Target Retirement Fund 2035	29.5%	26.9%
Vanguard Target Retirement Fund 2040	17.7%	19.4%
Vanguard Target Retirement Fund 2045	29.3%	26.4%
Vanguard Target Retirement Fund 2050	15.8%	15.7%
Vanguard Target Retirement Fund 2055	6.2%	—%
Vanguard Target Retirement Fund 2060	5.6%	—%
Vanguard Target Retirement Fund 2065	1.3%	—%
T Rowe Price Inst Large Cap Core Growth - Inst	33.1%	31.8%
Wells Fargo Small Company Growth	31.5%	30.1%
SSgA Russell Small Cap Index NL-A	23.3%	21.3%
JPMorgan Core Bond	24.6%	30.0%
JPMCB Equity Index - CF	38.3%	40.1%
The Timken Company Stock Fund	37.4%	28.2%
TimkenSteel Corporation ESOP Stock Fund	49.8%	46.9%
Wells Fargo Stable Value Fund - E	—%	—%
Wells Fargo Stable Value Fund - W	100.0%	100.0%
4. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification (ASC) 820 are described as follows:
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

Level 2 – Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following tables set forth by level, within the fair value hierarchy, the Master Trust's assets at fair value on a recurring basis as of December 31, 2017 and 2016:

	Assets at Fair Value as of December 31, 2017
	Total	Level 1	Level 2	Level 3
Assets:
Registered Investment Companies	$192,055,516	$192,055,516	$—	$—
Total assets in the fair value hierarchy	192,055,516	192,055,516	—	—
Investments measured at net asset value (a)	255,323,484	—	—	—
Total Assets of Master Trust	$447,379,000	$192,055,516	$—	$—

	Assets at Fair Value as of December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets:
Registered Investment Companies	$153,708,668	$153,708,668	$—	$—
Total assets in the fair value hierarchy	153,708,668	153,708,668	—	—
Investments measured at net asset value (a)	245,746,821	—	—	—
Total Assets of Master Trust	$399,455,489	$153,708,668	$—	$—

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value.
Registered investment companies are valued at the daily closing price as reported by the fund. The funds held by the Plan are open-ended funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The funds held by the Plan are deemed to be actively traded.
Common Collective Trust Funds are valued based on the NAV of units of the common collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The following tables summarize investments measured at fair value based on net asset value (NAVs) per share as of December 31, 2017 and 2016:

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan Core Bond Fund	$35,237,486	Not applicable	Daily	Trade Day
JPMCB Equity Index - CF	85,420,131	Not applicable	Daily	Trade Day
SSgA Russell Small Cap Index NL-A	20,572,639	Not applicable	Daily	Trade Day
Wells Fargo Stable Value Funds E & W	41,660,611	Not applicable	Daily	Trade Day
TimkenSteel Corporation ESOP Fund	44,943,653	Not applicable	Daily	Trade Day
Timken Company Stock Fund	27,488,964	Not applicable	Daily	Trade Day
Total	$255,323,484

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan Core Bond Fund	$33,443,600	Not applicable	Daily	Trade Day + 1 Day
JPMCB Equity Index - CF	71,922,458	Not applicable	Daily	Trade Day + 1 Day
SSgA Russell Small Cap Index NL-A	18,386,108	Not applicable	Daily	Trade Day
Wells Fargo Stable Value Funds E & W	44,172,641	Not applicable	Daily	Trade Day
TimkenSteel Corporation ESOP Fund	44,485,857	Not applicable	Daily	Trade Day
Timken Company Stock Fund	33,336,157	Not applicable	Daily	Trade Day
Total	$245,746,821

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

Investments held by the Master Trust as of both December 31, 2017 and 2016 included the following:
The JPMorgan Core Bond Funds include investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate and long-term debt securities. The fair value of the investments in these funds has been determined using the net asset value per share.
The JPMCB Equity Index - CF includes investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair value of the investments in this fund has been determined using the net asset value per share.
The SSgA Russell Small Cap Index NL-A includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this fund has been determined using the net asset value per share.
The Wells Fargo Stable Value Funds E & W are collective investment funds that actively manage a diversified portfolio of investment contracts, and the associated portfolio of underlying assets. An investment by a plan in these funds results in the issuance of a given number of participation interests (Units) in the fund for the Plan's account. The fair value of the investments in this fund have been determined using the net asset value per share.
The TimkenSteel Corporation ESOP Fund is a collective investment fund that holds Timken Steel Corporation common stock and money market funds to provide liquidity for daily accounts. The TimkenSteel Corporation ESOP Fund consists of assets from the following sources: employee contributions (including certain rollovers), employee loan repayments, exchanges into the fund from other investment options, Company contributions (vested and unvested), earnings and dividends. The fair value of the participation units of this fund have been determined using the net asset value per share. Transactions within this fund are considered related party transactions of the Plan.
The Timken Company Stock Fund is a collective investment fund that holds Timken Company common stock and money market funds to provide liquidity for daily accounts. The Timken Company Stock Fund consists of assets from the following sources: employee contributions (including certain rollovers), employee loan repayments, exchanges into the fund from other investment options, Company contributions (vested and unvested), earnings and dividends. The fair value of the participation units of this fund have been determined using the net asset value per share. Transactions within this fund are considered related party transactions of the Plan.
5. Related-Party Transactions
Related-party transactions include investments in the TimkenSteel Corporation ESOP Fund and the Timken Company Stock Fund. Transactions involving these investments are allowable party-in-interest transactions under ERISA.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

The following is a summary of transactions in the TimkenSteel Corporation ESOP Fund and the Timken Company Stock Fund with the Master Trust for the year ended December 31, 2017:

Purchased and transferred in	$30,201,902
Sold and transferred out	$43,133,666
Purchases and benefits paid to participants include TimkenSteel Corporation common shares valued at quoted market prices at the date of purchase or distribution.
Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered were based on customary and reasonable rates for such services.
6. Income Tax Status
The IRS has determined and informed the Plan Administrator, by a letter dated April 13, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since then, but the Plan Administrator and the Plan's legal counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.
7. Risks and Uncertainties
The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

8. Subsequent Events
Effective January 1, 2018, the Plan was amended and restated. As part of this restatement, for each plan year through the plan year ending December 31, 2021, the Company will make a contribution of $500 to each participant who, as of December 31 of the preceding plan year, was an employee hired after 2009. In January 2018, the Company made a Post-2009 contribution in the amount of $260,000.
Effective July 1, 2018, the Plan will provide for a quarterly "Core Contribution" by the Company to each electing participant who is a participant on the first day of such calendar quarter. The contribution is based on the participant's full years of service and age as of December 31 of the previous calendar year. Core Contribution amounts range from 2.0% to 5.0% of the participants eligible compensation.

TimkenSteel Corporation Voluntary Investment Pension Plan
EIN #46-4024951 Plan #004
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2017

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest Collateral, Par, or Maturity Value	Current Value
Notes receivable from participants*	Interest rates at 4.25% to 5.25% with various maturity dates	$3,162,137

*Indicates party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMKENSTEEL CORPORATION
VOLUNTARY INVESTMENT PENSION PLAN

Date:	June 22, 2018	/s/ Christopher J. Holding
Christopher J. Holding Executive Vice President, Chief Financial Officer TimkenSteel Corporation